                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2008

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3
REGISTRATION STATEMENTS FILE NOS. 333-126416 AND 333-112136 AND 333-121611 AND
333-139707 AND 333-144251 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS.
33-71822 AND 333-134593.

                            EZCHIP SEMICONDUCTOR LTD.

6-K Items

1.   Condensed Interim Consolidated Financial Statements of EZchip Semiconductor
     Ltd. and its subsidiaries as of June 30, 2008, Selected Consolidated
     Financial Data and Management's Discussion and Analysis of Financial
     Condition and Results of Operations for the six months ended June 30, 2008.

                                                                          ITEM 1

               EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.)
                              AND ITS SUBSIDIARIES

               CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2008

                                    UNAUDITED

    EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

               CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2008

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX

                                                                        PAGE
                                                                     -----------

 CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS                          1 - 2

 CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS                  3

 CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY          4

 CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                5 - 6

 NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS           7 - 16

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                       JUNE 30,     DECEMBER 31,
                                                         2008           2007
                                                       --------       --------
                                                       UNAUDITED      AUDITED
                                                       --------       --------

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                            $ 14,944       $ 31,472
  Marketable securities                                  29,169         11,156
  Trade receivables, net                                  5,101          2,877
  Other accounts receivable and prepaid expenses            802          1,180
  Inventories                                             2,787          3,109
                                                       --------       --------

TOTAL current assets                                     52,803         49,794
                                                       --------       --------

LONG-TERM INVESTMENTS:
  Prepaid development and production costs, net             101            148
  Severance pay fund                                      3,374          2,640
                                                       --------       --------

TOTAL long-term investments                               3,475          2,788
                                                       --------       --------

PROPERTY AND EQUIPMENT, NET                                 311            394
                                                       --------       --------

INTANGIBLE ASSETS, NET                                    7,924          2,736
                                                       --------       --------

GOODWILL                                                 96,276         49,533
                                                       --------       --------

TOTAL assets                                           $160,789       $105,245
                                                       ========       ========

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                     - 1 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                       JUNE 30,       DECEMBER 31,
                                                                        2008             2007
                                                                      ---------        ---------
                                                                      UNAUDITED         AUDITED
                                                                      ---------        ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                      $     744        $     254
  Other accounts payable and accrued expenses                             4,200            3,524
                                                                      ---------        ---------

TOTAL current liabilities                                                 4,944            3,778
                                                                      ---------        ---------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                   4,234            3,272
                                                                      ---------        ---------

TOTAL long-term liabilities                                               4,234            3,272
                                                                      ---------        ---------

EMPLOYEES STOCK OPTIONS IN EZCHIP TECHNOLOGIES                            2,472            2,141
                                                                      ---------        ---------

PREFERRED SHARES IN EZCHIP TECHNOLOGIES                                       -           23,770
                                                                      ---------        ---------

SHAREHOLDERS' EQUITY:
  Share capital
    Ordinary shares of NIS 0.02 par value -
    Authorized: 50,000,000 shares at June 30, 2008 and
       December 31, 2007 respectively;
    Issued and outstanding: 23,325,336 and 18,312,245 shares at
       June 30, 2008 and December 31, 2007, respectively.                   134              106
  Additional paid-in capital                                            245,843          162,233
  Accumulated other comprehensive loss                                     (365)             (11)
  Accumulated deficit                                                   (96,473)         (90,044)
                                                                      ---------        ---------

TOTAL shareholders' equity                                              149,139           72,284
                                                                      ---------        ---------

TOTAL liabilities and shareholders' equity                            $ 160,789        $ 105,245
                                                                      =========        =========

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                     - 2 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             SIX MONTHS ENDED                 YEAR ENDED
                                                                                  JUNE 30,                    DECEMBER 31,
                                                                      --------------------------------        ------------
                                                                          2008                2007                2007
                                                                      ------------        ------------        ------------
                                                                                 UNAUDITED                     AUDITED
                                                                      --------------------------------        ------------

Revenues                                                              $     14,958        $      8,513        $     19,488
Costs of revenues (1)                                                        5,976               3,586               8,032
Amortization of developed technology                                         1,090                 756               1,208
                                                                      ------------        ------------        ------------

Gross profit                                                                 7,892               4,171              10,248
                                                                      ------------        ------------        ------------

Operating expenses:
  Research and development, net of grants and participations in the amount of  $1,907, $ 1,037 and $2,122 for the six month ended June 30, 2008 and 2007 and for the year ended
    December 31, 2007, respectively (2)                                      6,299               4,327               8,529
  In-process research and development charge                                 5,125                  --                 396
  Selling and marketing (3)                                                  2,171               1,731               3,269
  General and administrative (4)                                             1,356               1,331               2,658
                                                                      ------------        ------------        ------------

TOTAL operating expenses                                                    14,951               7,389              14,852
                                                                      ------------        ------------        ------------

Operating loss                                                              (7,059)             (3,218)             (4,604)
Financial and other income, net                                                609                  63                  71
                                                                      ------------        ------------        ------------

Loss before minority interest                                               (6,450)             (3,155)             (4,533)
                                                                      ------------        ------------        ------------

Minority interest in losses of EZchip Technologies                              21                 411                 445
                                                                      ------------        ------------        ------------

Net loss                                                              $     (6,429)       $     (2,744)       $     (4,088)
                                                                      ============        ============        ============

Basic and diluted net loss per share                                  $      (0.28)       $      (0.17)       $      (0.25)
                                                                      ============        ============        ============

Weighted average number of ordinary shares used in computing
  net loss per share                                                    22,730,575          15,744,931          16,533,369
                                                                      ============        ============        ============

(1)  Includes equity-based compensation expense in the amount of $51, $17 and
     $32 for the six months ended June 30, 2008, 2007 and the year ended
     December 31, 2007, respectively.

(2)  Includes equity-based compensation expense in the amount of $736, $972 and
     $1,212 for the six months ended June 30, 2008, 2007 and the year ended
     December 31, 2007, respectively.

(3)  Includes equity-based compensation expense in the amount of $265, $244 and
     $321 for the six months ended June 30, 2008, 2007 and the year ended
     December 31, 2007, respectively.

(4)  Includes equity-based compensation expense in the amount of $267, $516 and
     $893 for the six months ended June 30, 2008, 2007 and the year ended
     December 31, 2007, respectively.

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 3 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                           ACCUMULATED
                                                         NUMBER OF                           ADDITIONAL       OTHER                              TOTAL         TOTAL
                                                          ORDINARY           SHARE            PAID-IN     COMPREHENSIVE      ACCUMULATED     COMPREHENSIVE  SHAREHOLDERS'
                                                           SHARES           CAPITAL           CAPITAL       GAIN (LOSS)        DEFICIT           LOSS         EQUITY
                                                         -----------      -----------       -----------     -----------      -----------       -----------  -----------

 Balance as of January 1, 2007                            15,669,593      $        93       $   117,716     $       (19)     $   (85,734)                -  $    32,056

 Issuance of shares, net                                   2,500,000               12            43,465               -                -                 -       43,477
 Exercise of stock options                                   142,652                1               623               -                -                 -          624
 Equity based compensation                                         -                -               429               -                -                 -          429
 Comprehensive loss:
   Other comprehensive income -
     unrealized gain on available-for-sale
     securities                                                    -                -                 -               8                -                 8            8
Cumulative effect of change in accounting for
    uncertainties in income taxes (FIN 48)                         -                -                 -               -             (222)                -         (222)
 Net loss                                                          -                -                 -               -           (4,088)           (4,088)      (4,088)
                                                         -----------      -----------       -----------     -----------      -----------       -----------  -----------

 Total comprehensive loss                                                                                                                           (4,080)
                                                                                                                                               ===========
 Balance as of December 31, 2007                          18,312,245              106           162,233             (11)         (90,044)                -       72,284

 Issuance of shares net of $32 issuance cost               5,011,841               28            82,619                                -                 -       82,647
 Exercise of options                                           1,250      *)        -                 3                                -                 -            3
 Equity based compensation                                         -                -               988                                -                 -          988
 Comprehensive loss:
   Other comprehensive income -
     unrealized loss on available-for-sale
     securities                                                    -                -                 -            (368)               -              (368)        (368)
   Other comprehensive income -
     unrealized gain on foreign currency cash flow
     hedges                                                        -                -                 -              14                -                14           14
 Net loss                                                          -                -                 -               -           (6,429)           (6,429)      (6,429)
                                                         -----------      -----------       -----------     -----------      -----------       -----------  -----------

 Total comprehensive loss                                                                                                                           (6,783)
                                                                                                                                                ===========
 Balance as of June 30, 2008 (unaudited)                  23,325,336      $       134       $   245,843     $      (365)     $   (96,473)                   $   149,139
                                                         ===========      ===========       ===========     ===========      ===========                    ===========

*) Less than $ 1.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                     - 4 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONDENSED INTERIM CONOLSIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                               SIX MONTHS ENDED           YEAR ENDED
                                                                                   JUNE 30,              DECEMBER 31,
                                                                           ------------------------        --------
                                                                             2008            2007            2007
                                                                           --------        --------        --------
                                                                                   UNAUDITED               AUDITED
                                                                           ------------------------        --------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                                 $ (6,429)       $ (2,744)       $ (4,088)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                             1,496             985           1,655
    In-process research and development charge                                5,125               -             396
    Interest and amortization of discount on marketable securities              153             (44)            (82)
    Realized loss related to sale of marketable securities                       27               -               -
    Amortization of discount on long-term loan                                    -             123             663
    Accrued severance pay, net                                                  228              95             119
    Stock-based compensation related to options granted to employees
      in the Company and EZchip Technologies                                  1,319           1,749           2,458
    Minority interest in losses of EZchip Technologies                          (21)           (411)           (445)
    Write down of bad debt                                                        -               -              47
    Increase in trade receivables                                            (2,224)           (248)         (1,218)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                  392             137            (497)
    Decrease (increase) in inventory                                            847            (895)            415
    Increase (decrease) in trade payables                                       490            (742)           (763)
    Increase (decrease) in other accounts payable and accrued
      expenses                                                                  676            (171)            210
                                                                           --------        --------        --------

Net cash provided by (used in) operating activities                           2,079          (2,166)         (1,130)
                                                                           --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Investment in marketable securities                                       (23,035)         (1,498)         (6,613)
  Proceeds from sale and redemption marketable securities                     4,474               -           1,020
  Purchase of property and equipment                                            (38)           (237)           (309)
                                                                           --------        --------        --------

Net cash used in investing activities                                      $(18,599)       $ (1,735)       $ (5,902)
                                                                           --------        --------        --------

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                     - 5 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONDENSED INTERIM CONOLSIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                     SIX MONTHS ENDED           YEAR ENDED
                                                                         JUNE 30,              DECEMBER 31,
                                                                 ------------------------        --------
                                                                   2008           2007             2007
                                                                 --------        --------        --------
                                                                        UNAUDITED                 AUDITED
                                                                 ------------------------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Issuance of shares, net                                             (32)              -          25,590
  Proceeds from exercise of options in the Company                      3             623             624
  Proceeds from exercise of options in EZchip Technologies             21             411             445
  Share purchase transaction                                            -               -           3,659
  Repayment of long-term loan                                           -               -          (4,000)
                                                                 --------        --------        --------

Net cash provided by (used in) financing activities                    (8)          1,034          26,318
                                                                 --------        --------        --------

Increase (decrease) in cash and cash equivalents                  (16,528)         (2,867)         19,286
Cash and cash equivalents at the beginning of the period           31,472          12,186          12,186
                                                                 --------        --------        --------

Cash and cash equivalents at the end of the period               $ 14,944        $  9,319        $ 31,472
                                                                 ========        ========        ========

NON-CASH ACTIVITIES:
EZchip Technologies shares acquisition
  EZchip Technologies' tangible assets acquired by the
  Company                                                        $ 24,295               -        $  4,138
  Intangible assets acquired:                                                           -
        Developed technology                                        3,986               -             205
        Backlog                                                        97               -               6
        Customer base                                               2,433               -             140
        Goodwill                                                   46,743               -          13,002
        In-process research and development                         5,125               -             396
                                                                 --------        --------        --------

    Value of EZchip Technologies' shares acquired                $ 82,679        $      -        $ 17,887
                                                                 --------        --------        --------

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 6 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1: - GENERAL

     a.   EZchip Semiconductor Ltd. (formerly LanOptics Ltd.) (the "Company")
          was incorporated as a limited liability company under the laws of the
          State of Israel in 1989.

          On July 22, 2008, the Company changed its name from LanOptics Ltd. to
          EZchip Semiconductor Ltd. The Company currently operates in the segment of network processors through its business unit, EZchip
          Technologies Ltd., a fabless semiconductor company that provides high-speed network processors.

          EZchip Technologies' network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip Technologies' solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

          EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years, EZchip Technologies raised funds from third party investors while diluting the Company's holding, see also Note 5. As of June 30, 2008, the Company holds 99% of EZchip
          Technologies' shares and voting rights. During 2001, EZchip
          Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip
          Technologies' products.

     b.   The Company's ordinary shares were listed on the NASDAQ Global Market under the symbol "LNOP" from its initial public offering in November
          1992 until April 14, 2003, at which date the listing of its ordinary shares was transferred to the NASDAQ Capital Market. Since January 4,
          2008, the Company's ordinary shares have been listed once again on the
          NASDAQ Global Market and on January 17, 2008 its NASDAQ ticker symbol changed to "EZCH." Since April 1, 2002, the Company's ordinary shares have also been listed on the Tel Aviv Stock Exchange.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

     a.   The significant accounting policies applied in the financial statements of the Company as of December 31, 2007, are applied consistently in these financial statements.

     b.   Derivatives and hedging:

          The Company accounts for derivatives and hedging based on Statement of
          Financial Accounting Standards No. 133, "Accounting for Derivative
          Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133
          requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings depending on the exposure being hedged.

          For the six month ended June 30, 2008 unrealized gains on hedging derivative instruments amounted to $ 14. This unrealized gain is included in accumulated other comprehensive income.

          Prior to 2008, the Company did not use any hedging derivative instruments.

                                     - 7 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     c.   Impact of recently issued accounting standards:

          1.   SFAS No. 141(R)

               In December 2007, the Financial Accounting Standards Board
               ("FASB") issued SFAS 141(R), Business Combinations. This
               Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and
               liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition,
               SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No.
               109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the
               combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other
               Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December
               15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its financial statements.

          2.   SFAS No. 160

               In December 2007, the FASB issued SFAS 160, Noncontrolling
               Interests in Consolidated Financial Statements. SFAS 160 amends
               Accounting Research Bulletin 51, Consolidated Financial
               Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the
               deconsolidation of a subsidiary. It also clarifies that a
               noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the
               noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent
               recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the
               consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The
               Company is currently assessing the potential impact that the adoption of SFAS 160 could have on its financial statements.

                                     - 8 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     c.   Impact of recently issued accounting standards (Cont.)

          3.   SFAS No. 157-2

               In February 2008, the FASB issued FASB Staff Position FSP 157-2,
               "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FSP
               157-2 delays the effective date of SFAS No. 157 for all
               non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The
               Company is currently evaluating the impact the SFAS No 157 will have on its consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

          4.   SFAS No. 161

               In March 2008, the FASB issued SFAS No. 161, "Disclosures about
               Derivative Instruments and Hedging Activities - an amendment to
               FASB Statement No. 133". SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative
               instruments and related hedged items are accounted for under
               Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an
               entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of
               SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the
               Company's financial statements.

          5.   SFAS No. 162

               In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of
               Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of
               financial statements of nongovernmental entities that are
               presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days
               following the SEC's approval of the Public Company Accounting
               Oversight Board amendments to AU Section 411, "The Meaning of
               Present Fairly in Conformity With Generally Accepted Accounting
               Principles". The Company is currently evaluating the impact of
               SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the
               Company's financial statements.

                                     - 9 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3: - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying financial statements are consolidated and include the financial statements of the Company's subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the
     United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals)
     considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December
     31, 2008.

     The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of
     December 31, 2007 included in the Company's Annual Report on Form 20-F/A, filed with the Securities Exchange Commission on September 18, 2008.

NOTE 4: - EMPLOYEE STOCK OPTIONS

     GRANTS BY THE COMPANY:

     Awards granted under the Company's stock option plan, usually vest over a period of four years and are exercisable over a period of seven years from the date of grant.

     The weighted-average estimated fair value of employee stock options granted in the Company during the six months ended June 30, 2008 as calculated by a third party appraiser was $6.50 per share using the Black and Scholes model with the following weighted-average assumptions (annualized percentages):
     risk-free interest rates ranges from 2.49% to 3.00%; dividend yields of 0%;
     expected life for an option ranges from 3.5 to 5.5 years and excepted volatility range of 58% to 65%. The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on the Company's historical experience the annual pre-vesting forfeiture rate is approximately 3%.

                                     - 10 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4: - EMPLOYEE STOCK OPTIONS (CONT.)

     A summary of option activity under the Company's Stock Option as of June
     30, 2008 and changes during the six months ended June 30, 2008 are as follows:

                                                                 WEIGHTED-
                                                                  AVERAGE
                                                     WEIGHTED-   REMAINING
                                                     AVERAGE    CONTRACTUAL  AGGREGATE
                                         NUMBER      EXERCISE       TERM     INTRINSIC
                                       OF OPTIONS     PRICE      (IN YEARS)    VALUE
                                       ----------   ----------   ----------  ----------
                                                          UNAUDITED
                                       ------------------------------------------------

Outstanding at December 31, 2007           86,000   $    11.92         4.18
Granted                                 1,304,300   $    13.88         6.62
Exercised                                  (1,250)  $     2.88            -
Forfeited                                  (3,000)  $    13.90            -
                                       ----------   ----------   ----------

Outstanding at June 30, 2008            1,386,050   $    13.84         6.49  $      169
                                       ==========   ==========   ==========  ==========

Exercisable at June 30, 2008               44,000   $    10.99         3.89  $      131
                                       ==========   ==========   ==========  ==========

Vested and expected to vest             1,298,119   $    13.82         6.48  $      183
                                       ==========   ==========   ==========  ==========

     The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the second quarter of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30,
     2008. This amount changes based on the fair market value of the Company's stock.

     The following table summarizes information relating to awards of restricted shares units. No restricted share units were granted prior to 2007:

                                                         JUNE 30, 2008
                                              ------------------------------------
                                            NUMBER OF   WEIGHTED AVERAGE   AGGREGATE
                                           RESTRICTED     FAIR VALUE       INTRINSIC
                                           SHARE UNITS   AT GRANT DATE       VALUE
                                              ------         ------         ------

Outstanding at December 31, 2007              29,250         $15.99

Outstanding at June 30, 2008                  29,250         $15.99         $  408
                                              ======         ======         ======
Exercisable restricted share units at
June 30, 2008                                 12,000         $12.23         $  168
                                              ======         ======         ======

     As of June 30, 2008, there was $8,030 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted average period of 3 years.

                                     - 11 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4: - EMPLOYEE STOCK OPTIONS (CONT.)

     GRANTS IN EZCHIP TECHNOLOGIES:

     During the six month ended June 30, 2008 no stock options were granted in
     EZchip Technologies.

     A summary of option activity under EZchip Technologies' stock option plans as of June 30, 2008 and changes during the six months ended June 30, 2008 are as follows:

                                                                      WEIGHTED-AVERAGE
                                                      WEIGHTED-AVERAGE   REMAINING
                                           NUMBER          EXERCISE     CONTRACTUAL
                                         OF OPTIONS         PRICE      TERM (IN YEARS)
                                         ----------         -----      ---------------
                                                          UNAUDITED
                                         ---------------------------------------------

Outstanding at December 31, 2007          9,628,965          $0.68
Exercised                                   (23,594)         $0.92
Forfeited                                   337,705          $0.99

Outstanding at June 30, 2008              9,267,666          $0.67         4.67

Exercisable at June 30, 2008              5,746,506          $0.62         4.32

Vested and expected to vest               8,800,792          $0.64         4.44

     As of June 30, 2008, there was $1,321 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under EZchip Technologies' stock option plans. That cost is expected to be recognized over a weighted average period of 3 years.

                                     - 12 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 5: - INVESTMENT IN EZCHIP TECHNOLOGIES

     On January 22, 2008, the Company acquired 4,588,655 Preferred B Shares and
     12,555,993 Redeemable Preferred C Shares of EZchip Technologies, in
     consideration of the issuance of 5,011,841 Ordinary shares of the Company.
     The total fair value of the Ordinary shares issued for the acquisition was
     $82,679. The acquisition was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

     The purchase price allocation is as follows:

                                               PURCHASE PRICE ALLOCATION
                                                       -------

EZchip Technologies' tangible assets acquired:         $24,295

In-process research and development (1)                  5,125
Developed technology (2)                                 3,986
Backlog (3)                                                 97
Customer base (4)                                        2,433
Goodwill (5)                                            46,743
                                                       -------
Total consideration                                    $82,679
                                                       =======

     (1)  The Company recorded a charge of $5,125 related to in process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

     (2)  The developed technology is amortized using the straight-line method over the useful life of the technology, which is 3.5 years.

     (3)  The backlog is amortized according to a shipment schedule, which calls for shipments during the first quarter of 2008.

     (4)  The customer base is amortized using the asset utilization rate method over the estimated 5 years of useful life.

     (5)  Goodwill in the amount of $46,743 represents the excess of the purchase price over the fair value of the assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

                                     - 13 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6: - INTANGIBLE ASSETS, NET AND GOODWILL

     a.   Intangible assets, net

                                   JUNE 30, 2008    DECEMBER 31, 2007
                                       -------         -------

Cost:
   Developed technology                $ 8,663         $ 4,677
   Customer base                         2,714             281
   Backlog                                 343             246
                                       -------         -------
Total cost                             $11,720         $ 5,204
                                       -------         -------

Accumulated amortization:
   Developed technology                  3,173           2,180
   Customer base                           280              42
   Backlog                                 343             246
                                       -------         -------
Total accumulated amortization           3,796           2,468
                                       -------         -------

Amortized cost                         $ 7,924         $ 2,736
                                       =======         =======

          Amortization expenses for the six months ended June 30, 2008 and 2007, and for the year ended December 31, 2007, amounted to $1,327, $773 and
          $1,248, respectively.

          Following is the estimated amortization expenses in respect of identifiable intangible assets:

                      YEAR ENDED DECEMBER 31,
     ----------------------------------------------------------

     2008 (including $1,327 amortization expenses already
     recognized in the six month ended June 30, 2008)           $      2,557
     2009                                                       $      2,825
     2010                                                       $      2,688
     2011                                                       $        977
     2012                                                       $        204

     b.   Goodwill

          The change in goodwill during the six month ended June 30, 2008 was due to the January 22. 2008 EZchip Technologies share acquisition (see also Note 5).

NOTE 7: - INVENTORIES

                         JUNE 30,     DECEMBER 31,
                           2008           2007
                          ------         ------
                        UNAUDITED        AUDITED
                          ------         ------

Raw materials             $  214         $  258
Work in progress              94            107
Finished products          2,479          2,744
                          ------         ------

Total                     $2,787         $3,109
                          ======         ======

                                     - 14 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8: - FAIR VALUE OF FINANCIAL INSTRUMENTS

     On January 1, 2008, the Company adopted the provision of SFAS No. 157 for financial assets and liabilities. The Company will adopt the provision of
     SFAS No. 157 for non-financial assets and liabilities beginning January 1,
     2009.

     SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

     Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

     Level 2   Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

     Level 3   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable
               (supported by little or no market activity).

     The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

                                   FAIR VALUE AT JUNE 30, 2008
                              ---------------------------------------
                               TOTAL          LEVEL 1         LEVEL 2
                              -------         -------         -------

Current assets:
Marketable securities         $29,169         $29,169         $     -
Derivatives                   $    18         $     -         $    18
                              -------         -------         -------

Total                         $29,187         $29,169         $    18
                              =======         =======         =======

     The Company's marketable securities consist of investments in corporate bonds. The investments are classified within "Level 1" of the fair value hierarchy because they are valued using quoted market prices in an active market.

     The fair value of marketable securities presented in the table above reflect unrealized losses, resulting from such investments, in the amount of approximately $379, which were classified in the Company's balance sheet as "accumulated other comprehensive loss". The decline in fair market value during the six-month period ended June 30, 2008 was $368. This amount was deemed temporary as the Company believes the decline in fair market value was due to general market conditions. Based upon the Company's evaluation of available information, the Company believes these investments generally are of high credit quality, as all of the investments carry credit ratings of A and higher. In addition, the Company has the intent and ability to hold these investments until an anticipated recovery in market value occurs or until maturity.

                                     - 15 -

        EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8: - FAIR VALUE OF FINANCIAL INSTRUMENTS-(CONT.)

     The Company's marketable securities consist of investments in corporate bonds of a variety of corporations, including financial institutions such as AIG, Bank of America, Goldman Sachs, HSBC, JP Morgan, Merrill Lynch
     Morgan Stanley, and others which have recently suffered a major decline in market value due to the recent crisis in the financial sector. The Company continues to monitor the market for corporate bonds and to consider the impact of the current market conditions on the fair market value of the
     Company's investments. If current market conditions deteriorate further, or if the anticipated recovery in market values does not occur, the Company may be required to record additional unrealized losses in accumulated other comprehensive loss or impairment charges in the second half of 2008 and other future periods.

NOTE 9: - MAJOR CUSTOMER

     Revenues derived from sales to one customer and its manufacturers, Juniper
     Networks, accounted for 57.0%, 40.2% and 42.0% of the Company's total revenues for the six months ended June 30, 2008, 2007 and for the year ended December 31, 2007, respectively.

NOTE 10: - MAJOR SUBCONTRACTORS

     All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the
     Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the
     Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the six months ended June 30, 2008 the major subcontractors accounted for approximately
     61% of the Company's cost of revenues.

                                     - 16 -

                      SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the six month periods ended
June 30, 2008 and 2007 and the consolidated balance sheet data at June 30, 2008 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and
Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2007 and as at December 31, 2007 and 2006 included in our Annual Report on Form 20-F/A for the year ended December 31, 2007.

                              INCOME STATEMENT DATA
                U.S. dollars in thousands (except per share data)

                                                                YEAR ENDED                              SIX MONTHS
                                                               DECEMBER 31,                           ENDED JUNE 30,
                                                 ----------------------------------------        ------------------------
                                                   2005            2006            2007            2007            2008
                                                 --------        --------        --------        --------        --------

Revenues                                         $  5,848        $  8,469        $ 19,488        $  8,513        $ 14,958
Costs of revenues                                   2,350           3,664           8,032           3,586           5,976
Amortization of developed technology                  291             360           1,208             756           1,090
                                                 --------        --------        --------        --------        --------
Gross profit                                        3,207           4,445          10,248           4,171           7,892

Operating expenses:
Research and development, net                       8,215           8,402           8,529           4,327           6,299
In-process research and development charge          1,475           2,033             396               -           5,125
Selling, general and administrative                 3,643           4,295           5,927           3,062           3,527
                                                 --------        --------        --------        --------        --------
Total operating expenses                           13,333          14,730          14,852           7,389          14,951

Operating loss                                    (10,126)        (10,285)         (4,604)         (3,218)         (7,059)

Financial and other income (expense), net            (312)         (2,204)             71              63             609
                                                 --------        --------        --------        --------        --------
Loss before minority interest                     (10,438)        (12,489)         (4,533)         (3,155)         (6,450)

Minority interest in loss of a subsidiary             206             172             445             411              21
                                                 --------        --------        --------        --------        --------
Net loss before cumulative effect of change in
accounting principle                              (10,232)        (12,317)         (4,088)         (2,744)         (6,429)
Cumulative effect of change in accounting
principle                                            (115)              -               -               -               -
                                                 --------        --------        --------        --------        --------
Net loss                                          (10,347)        (12,317)         (4,088)         (2,744)         (6,429)

Net loss per share (basic and diluted)           $  (0.93)       $  (1.05)       $  (0.25)       $  (0.17)       $  (0.28)

                               BALANCE SHEET DATA
                            U.S. dollars in thousands

                                          AS OF DECEMBER 31,      AS OF JUNE 30,
                                       -----------------------       --------
                                         2006           2007           2008
                                       --------       --------       --------

Balance sheet data:
Working capital                        $ 19,427       $ 46,016       $ 47,859
Total assets                             66,293        105,245        160,789
Long-term liabilities                     5,801          3,272          4,234
Preferred shares of a subsidiary         23,770         23,770              -
Shareholders' equity                   $ 32,056       $ 72,284       $149,139

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2008 COMPARED TO SIX MONTHS ENDED JUNE 30, 2007

REVENUES

     We generate our revenues mainly from sales of network processors chips and to a lesser extent from the sales of network processor-based systems, software tools and services. For the six months ended June 30 2008, revenues increased by
$6.5 million, or 76%, to $15.0 million from $8.5 million in the six months ended
June 30, 2007. Revenues from sales of network processors chips (including network processor-based systems) increased by $6.5 million, or 80%, to $14.6 million in the six months ended June 30, 2008 from $8.1 million in the six months ended June 30, 2007. The increase in revenues is primarily attributable to increased NP-2 purchases by a few customers that entered into their production stage for networking products incorporating our network processors chips.

     Revenues from sales of NP-2 network processors chips (including network processor-based systems) increased by $6.3 million, or 104%, to $12.4 million in the six months ended June 30, 2008 from $6.1 million in the six months ended
June 30, 2007. The increase is as a result of several of our customers
(primarily Juniper Networks) entering into the volume production stage for networking products incorporating the NP-2 processor. Revenues from sales of our
NP-1c network processors chips (including network processor-based systems)
decreased by $0.4 million, or 20%, to $1.6 million in the six months ended June
30, 2008 from $2.0 million in the six months ended June 30, 2007. The decrease in NP-1c sales was primarily attributable to a general transition of our customers to NP-2 and newer generations of network processor chips.

COST OF REVENUES

     Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs. For the six months ended June 30, 2008, our cost of revenues increased by $2.4 million, or 67%, to $6.0 million (40% of revenues) from $3.6 million (42% of revenues) in the six months ended June 30,
2007. The increase in cost of revenues is primarily as a result of the increase in the sale of network processors chips and network processor-based systems.

     Cost of revenues attributable to the sale of network processor chips and network processor-based systems increased by $1.9 million, or 60%, to $5.0 million (33% of revenues) in the six months ended June 30, 2008 from $3.1 million (37% of revenues) in the six months ended June 30, 2007, primarily reflecting the increase in sales of NP-2 network processor chips. The decrease in cost of revenues as a percentage of revenues is primarily the result of the increased volume production orders from our contract manufacturers, characterized by lower unit prices as well as from a favorable customer and product mix.

AMORTIZATION OF DEVELOPED TECHNOLOGY

     Amortization of developed technology reflects the amortized cost of such intangible asset, created in connection with our purchase of shares of EZchip
Technologies Ltd., or EZchip Technologies, in share exchange transactions. Each of the EZchip Technologies share acquisitions was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition. Developed technology is amortized using the straight-line method over its useful life, which is up to four years. For the six months ended
June 30, 2008, amortization of technology increased by $0.3 million, or 44%, to
$1.1 million from $0.8 million in the six months ended June 30, 2007. This increase was primarily attributable to the EZchip Technologies share exchange transaction completed in January 22, 2008, which increased the existing technology asset in our balance sheet by $4.0 million and resulted in increased amortization cost during the first six months of 2008.

GROSS PROFIT

     For the six months ended June 30, 2008, our gross profit increased by $3.7 million, or 89%, to $7.9 million (53% of revenues) from $4.2 million (49% of revenues) in the year ended December 31, 2007, primarily as a result of the increase in revenues.

RESEARCH AND DEVELOPMENT EXPENSES, NET

     Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services
(non-recurring engineering costs). The reported amounts consist entirely of
EZchip Technologies' research and development costs. Since April 1, 2006, we have received research and development participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel, or
the OCS. For the six months ended June 30, 2008, research and development expenses, increased by $2.8 million, or 53%, to $8.2 million (excluding OCS grants of $1.9 million) from $5.4 million (excluding OCS grants of $1.0 million)
in the six months ended June 30, 2007. This increase is attributable to higher labor costs in the 2008 period (resulting primarily from an increase in the number of our research and development personnel, an increase in the average labor cost per employee and the devaluation of the U.S. dollar compared to the
New Israeli Shekel) as well as to substantially higher non-recurring engineering costs related to our NP-3 and NP-A network processors.

IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE

     We recorded an in-process research and development charge of $5.1 million for the six months ended June 30, 2008 in connection with our purchase of EZchip
Technologies' shares in January 2008. See Note 5 to the unaudited condensed interim consolidated financial statements for the six months ended June 30,
2008. We did not record any in-process research and development charges for the six months ended June 30, 2007.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows and travel expenses as well as legal, accounting and other administrative costs.
For the six months ended June 30, 2008, these expenses increased by $0.5 million, or 15%, to $3.5 million from $3.1 million for the six months ended June
30, 2007. This increase is attributable primarily to increased labor costs, as well as to marketing expenses, sales commissions, legal, accounting and other administrative costs, associated mainly with the growth of our business.

FINANCIAL AND OTHER INCOME, NET

     Financial and other income, net reflects the net income from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the six months ended June 30, 2008, net financial income increased by $0.5 million, to $0.6 million from net financial income of
$0.1 million for the six months ended June 30, 2007. This increase is attributable to higher interest income resulting from significantly higher cash balances in the 2008 period which was partially offset by currency translation expenses related to the devaluation of the U.S. dollar compared to the New
Israeli Shekel. In addition, during the first half of 2007, we recorded interest and amortization expenses related to a long-term loan that was fully repaid in
October 2007.

MINORITY INTEREST IN LOSS OF A SUBSIDIARY

     Minority interest in loss of a subsidiary reflects the share of EZchip
Technologies' minority shareholders in EZchip Technologies' loss.

LIQUIDITY AND CAPITAL RESOURCES

     Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and research and development grants. Until 2006, EZchip Technologies' research and development was funded through the proceeds of third party investments, combined with contributions from our company. Since April 2006, EZchip Technologies' research and development efforts have been financed, in part, through grants from the OCS.

     EZCHIP TECHNOLOGIES PRIVATE PLACEMENTS

     In 2000, we conducted two rounds of financing for EZchip Technologies, raising $27.2 million through the private placement of EZchip Technologies'
Series A and B Preferred Shares, of which we invested $2.0 million. The amount of investments by third parties was recorded as preferred shares of a subsidiary in our financial statements. In addition, we made a $2.0 million investment in
EZchip Technologies during 2000.

     In early 2003, EZchip Technologies raised $13.5 million in a private placement of Series C Preferred Shares, of which amount we invested $2.3 million. In addition, EZchip Technologies obtained a $3.0 million credit facility, of which $1.5 million was drawn down. In September 2004, the $1.5 million was repaid.

     Under the terms of the Series C Preferred Share financing, EZchip
Technologies could raise an aggregate additional amount of up to $8.0 million at one or more additional closings to be initiated within 24 months of the initial investment of $13.5 million. On March 9, 2004, EZchip Technologies raised the additional $8.0 million, of which we invested $5.3 million.

     In July 2005, EZchip Technologies raised an additional $10.0 million in a private placement of Series C Preferred Shares, of which we invested $6.9 million.

     LOAN

     In August 2006, EZchip Technologies entered into a credit agreement with
Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership, as
lenders, pursuant to which the lenders agreed to make a $4.0 million line of credit available to EZchip Technologies, which could be increased by an additional $2.0 million upon the achievement of certain milestones. As part of the credit agreement, EZchip Technologies issued 910,000 Series C Redeemable
Preferred Shares to the lenders. We acquired these shares in December 2006 in exchange for our ordinary shares. In October 2007, EZchip Technologies repaid the loan in full in an early repayment and the floating charge was removed.

     EXCHANGE AND PURCHASE OF EZCHIP TECHNOLOGIES SHARES

     From 2005 through January 2008, we acquired substantially all of the outstanding EZchip Technologies shares. In 2005, 2006 and January 2008, the
EZchip Technologies shares were exchanged for our ordinary shares and in August and September 2007, the EZchip Technologies shares were acquired for cash. As a result of such transactions, we currently hold a 99% ownership interest in
EZchip Technologies. See Notes 3g, 3h, 3i and 19 to the consolidated financial statements included in our Annual Report on Form 20-F/A for the year ended
December 31, 2007, and Note 5 to the condensed interim consolidated financial statements for the six months ended June 30, 2008.

     EZCHIP SEMICONDUCTOR PRIVATE PLACEMENTS

     On December 16, 2003, we concluded a $6.0 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip Technologies
Series C Preferred Shares, which increased our ownership interest in EZchip
Technologies to 53.4% at such time. The investors in the private placement were granted warrants to purchase an aggregate of 187,500 of our ordinary shares at an exercise price of $11.39 per share with an exercise period of five years.

     On November 26, 2004, we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and ensure our control over EZchip
Technologies in the event of additional private investment in EZchip
Technologies, as well as for other general corporate purposes. The investors in the private placement were granted warrants to purchase an aggregate of 478,800 ordinary shares at an exercise price of $15.50 per share with an exercise period of five years.

     PUBLIC OFFERING OF EZCHIP SEMICONDUCTOR ORDINARY SHARES

     In August and September 2007, we concluded a $43.6 million public offering of our ordinary shares, of which a net amount of $14.2 million was used to increase our ownership interest in EZchip Technologies through the purchase of
EZchip Technologies shares issued upon the exercise of employee stock options.

     WORKING CAPITAL; CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     As of June 30, 2008, we had $47.9 million in working capital and $44.1 million in cash, cash equivalents and marketable securities, compared to $19.8 million in working capital and $16.3 million in cash, cash equivalents and marketable securities as of June 30, 2007.

     Our marketable securities consist of investments in corporate bonds of a variety of corporations, including financial institutions such as AIG, Bank of
America, Goldman Sachs, HSBC, JP Morgan, Merrill Lynch, Morgan Stanley and
others which have recently suffered a major decline in market value due to the recent crisis in the financial sector. We are continuing to monitor the market for corporate bonds and to consider the impact of the current market conditions on the fair market value of our investments. If current market conditions deteriorate further, or if the anticipated recovery in market values does not occur, we may be required to record additional unrealized losses in accumulated other comprehensive loss or impairment charges in the second half of 2008 and other future periods. As of September 22, 2008, the decline in the fair value of our marketable securities amounted to approximately $1.3 million, including a decline of approximately $0.9 million since June 30, 2008. Most of the change in fair value is attributable to the major decline in the financial sector in mid
September 2008.

     CASH FLOWS

     The following table summarizes our cash flows for the periods presented:

                                                           SIX MONTHS ENDED
                                                               JUNE 30,
                                                       ------------------------
                                                         2007            2008
                                                       --------        --------

STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in) operating activities    $ (2,166)       $  2,079
Net cash used in investing activities                    (1,735)        (18,599)
Net cash (used in) provided by financing activities       1,034              (8)
                                                       --------        --------
Decrease in cash and cash equivalents                    (2,867)        (16,528)
Cash and cash equivalents - beginning of year            12,186          31,472
                                                       --------        --------
Cash and cash equivalents - end of year                $  9,319        $ 14,944
                                                       ========        ========

     Net cash provided by operating activities was approximately $2.1 million for the six months ended June 30, 2008 compared with net cash used in operating activities of approximately $2.2 million for the six months ended June 30, 2007.
The improvement in cash flows from operating activities in 2008 resulted from the 76% increase in revenue, set-off by a moderate increase in expenses, which resulted in positive cash flows from operations in the first half of 2008.

     Net cash used in investing activities was approximately $18.6 million for the six months ended June 30, 2008. This amount is mainly attributable to our purchase of marketable securities. Net cash used in investing activities was approximately $1.7 million for the six months ended June 30, 2007. Of such amount, approximately $1.5 million was used to purchase marketable securities and approximately $0.2 million was used to purchase property and equipment.

     For the six months ended June 30, 2008, net cash used by financing activities was approximately $0.01 million. For the six months ended June 30,
2007, net cash provided by financing activities was approximately $1.0 million.
The amount in the 2007 period is attributable to proceeds from the exercise of employee stock options

     We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     EZCHIP SEMICONDUCTOR LTD.
                                                     (Registrant)

                                                     By: /s/ Dror Israel
                                                     -------------------
                                                     Dror Israel
                                                     Chief Financial Officer

Date: September 23, 2008